UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number 001-39124

Centogene N.V.

(Translation of registrant's name into English)

Am Strande 7
18055 Rostock

Germany
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Centogene N.V.

Supervisory Board Matters

On August 30, 2024, Peer Schatz, Mary Sheahan and Jonathan Sheldon each notified the Supervisory Board (the “Supervisory Board”) of Centogene N.V. (the “Company”) of their respective resignation from their position as a member of the Supervisory Board, effective as of September 30, 2024. Such resignations were not the result of any dispute with the Company or the Supervisory Board on any matter relating to the operations, policies or practices of the Company.

CFO Service Agreement

The service agreement between the Company and Jose Miguel Coego Rios, the Company’s Chief Financial Officer, expires by its terms on September 30, 2024. The Company and Mr. Rios are discussing the terms of a possible extension of Mr. Rios’ employment with the Company, although there can be no assurance of any such extension.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 6, 2024

CENTOGENE N.V.

By:	/s/ Jose Miguel Coego Rios
	Name:	Jose Miguel Coego Rios
	Title:	Chief Financial Officer

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